Exhibit 3

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33.3.0026253-9

PUBLICLY-HELD COMPANY

MINUTES OF THE 397TH EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON AUGUST 26, 2011

I. DATE, TIME AND PLACE OF MEETING: On August 26, 2011, at 9:30 a.m., in the Metting Room of the Board of Directors of the Company, located at Praia de Botofogo, No. 300 – 11th floor, Room 1101, Botafogo, in the City and State of Rio de Janeiro.

II. CALL NOTICE: By individual messages sent to the Directors on August 17, 2011.

III. QUORUM AND ATTENDANCE: Directors representing a majority of members in office were present, and affixed their signatures below. Also in attendance were Alex Waldemar Zornig, Tarso Rebello Dias, José Augusto da Gama Fiqueira, Maria Gabriela Campos da Silva Menezes Cortês and Daniella Geszikter Ventura (Company representatives), and Sérgio Bernstein (member of the Company’s Fiscal Council).

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha – Chairman and José Augusto da Gama Figueira – Secretary.

V. AGENDA AND RESOLUTIONS: After examining the materials submitted to the Directors and discussing the proposals put forth, the Directors in attendance unanimously decided:

1. to approve the following documents, including all of their attachments and the transactions provided therein: (i) Protocol and Justification for Partial Split-Off of Telemar Norte Leste S.A. (“TMAR”) with the Acquisition of the Split-Off Portion by Coari Participações S.A. (“COARI”) and the Share Exchange between Telemar Norte Leste S.A. and Coari Participações S.A.; (ii) Protocol and Justification of the Merger of Coari Participações S.A. into Brasil Telecom S.A.; and (iii) Protocol and Justification of the Merger of Tele Norte Leste Participações S.A. (“TNL”) into Brasil Telecom S.A. The Protocols and Justifications approved herein establish the general terms of the transactions included in Corporate Reorganization, such as the applicable exchange ratios, the amounts of the capital increases of BRT, and the

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 397th Extraordinary Meeting of the Board of Directors

Held on August 26, 2011

conditions for exercising withdrawal rights, among others. Copies of the Protocols and Justifications approved hereby are attached to these Minutes. The Directors also ratified the selection and engagement of Apsis Consultoria Empresarial Ltda., headquartered at Rua São José, 90 – group 1,802, in the City and State of Rio de Janeiro, enrolled in the Corporate Taxpayers’ Registry (CNPF) under No. 27.281.922/0001-70 (“Apsis”), to prepare book value net worth appraisals of the Company, TMAR and Coari and net worth appraisals at market prices of the Company, TMAR, Coari and BRT;

2. to approve the distribution of redeemable shares of BRT and the immediate redemption of such shares, to be approved by the same meeting of BRT shareholders that will approve the transactions that comprise the Corporate Reorganization. One share for each existing share will be distributed, with the exception of shares held in treasury. Only shareholders who held BRT shares prior to the approval of the mergers will be entitled to the new shares. Holders of common shares of BRT will receive class B preferred shares, with voting rights, and holders of preferred shares of BRT will receive class C preferred shares, without voting rights. The class B preferred shares will have priority in a capital reimbursement, without premium, whereas the class C preferred shares will have priority in the receipt of minimum, non-cumulative dividends of 3% of shareholders’ equity per share. The newly granted shares will be redeemed immediately after their issuance, for the total aggregate amount of R$1.5 billion, which will be paid together with the amount due to shareholders of TNL and TMAR who exercise their withdrawal rights, approximately 40 days after the meeting to approve the mergers;

3. in relation to the Item 3 of the Agenda, it was noted that the engagement of the specialized company to prepare the economic and financial analysis in compliance with art. 41 of the Company’s Bylaws to confirm that all companies involved in the Corporate Reorganization are being treated equally will be assessed in a Board Meeting to be convened in due course;

4. to authorize the Board of Directors of TMAR to indicate specialized companies, internationally-renowned financial institutions, to compile a list of three valuation companies to be submitted for approval of the shareholders’ meeting of TMAR, to prepare the economic valuation of the shares of TMAR to determine the value of the withdrawal right of its shareholders in the share exchange between TMAR and Coari, as well as to authorize the Board of Directors of TMAR to call such meeting to decide on the choice of such valuation company, as provided in Art. 12

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 397th Extraordinary Meeting of the Board of Directors

Held on August 26, 2011

of the TMAR Bylaws, which establish that the reimbursement value to be paid to the dissenting shareholders will correspond to the economic value of the shares of TMAR, in accordance with Law No. 6.404/76 and the provisions of art. 45 of the law; and

5. to authorize the Company’s Executive Officers to take all necessary measures to sign the Protocols and Justifications and implement the Corporate Reorganization.

VI. CLOSING: With nothing further to discuss, these Minutes, which were drafted, read and found to be in compliance, were approved and signed by all present.

Rio de Janeiro, August 26, 2011.

José Augusto da Gama Figueira

Secretary

Directors:

/s/ José Mauro Mettrau Carneiro da Cunha	/s/ Fernando Magalhães Portella
José Mauro Mettrau Carneiro da Cunha	Fernando Magalhães Portella
Chairman of the Meeting

/s/ Pedro Jereissati	/s/ Armando Galhardo Nunes Guerra Jr.
Pedro Jereissati	Armando Galhardo Nunes Guerra Jr.

/s/ Alexandre Jereissati Legey	/s/ Fabio de Oliveira Moser
Alexandre Jereissati Legey	Fabio de Oliveira Moser

/s/ Cláudio Figueiredo Coelho Leal	/s/ Demósthenes Marques
Cláudio Figueiredo Coelho Leal	Demósthenes Marques

/s/ Carlos Fernando Costa	/s/ Renato Torres de Faria
Carlos Fernando Costa	Renato Torres de Faria

/s/ Rafael Cardoso Cordeiro	/s/ Shakhaf Wine
Rafael Cardoso Cordeiro (alternate)	Shakhaf Wine

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 397th Extraordinary Meeting of the Board of Directors

Held on August 26, 2011